EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into effective as of January 15, 2004 by and between Central Valley Manufacturing, Inc., a California corporation (“Buyer”) and wholly-owned subsidiary of Agricultural Products, Inc. (“Parent”), and R.M. Wade & Co., an Oregon corporation (“Seller”).

RECITALS

WHEREAS, Seller is engaged, through one of its unincorporated divisions, “Wade Rain Micro Irrigation “, in the business of designing, manufacturing, marketing and selling plastic micro irrigation products, principally to the agricultural (Wade Rain) and commercial (Pepco) markets, but also through the Mining Business (as defined in Section 1.2(a) below) (collectively, the “Micro Irrigation Business”);

WHEREAS, the Micro Irrigation Business division  uses a portion of that certain facility and improvements thereon located at 2851 East Florence Avenue, Fresno, California, (the “Facility”) (the “Existing Use”), which Facility is currently used as the primary location for the Micro Irrigation Business, and a portion of which is currently leased to a third party (the “Third Party Lease”);

WHEREAS, Seller owns, leases or licenses all of the Transferred Assets (as defined in Section 1.1), which Transferred Assets are used in the conduct of the Micro Irrigation Business; and

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and assume from Seller, the Transferred Assets and certain Assumed Obligations (as defined in Section 1.4), except for the Retained Assets (as defined in Section 1.2), all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

SALE AND TRANSFER OF ASSETS

1.1                                 Transferred Assets.  Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 2.4), Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase, assume and acquire from Seller all of the assets, properties and rights of every kind, character and description used or useful in the conduct of the Micro Irrigation Business, whether tangible or intangible and wherever located, except for the Retained Assets (as defined in Section 1.2), as of the Closing Date (as defined in Section 2.4) (collectively referred to herein as the “Transferred Assets”), including, without limiting the foregoing, the following Transferred Assets not listed as Retained Assets in Section 1.2 (as described in detail in the “Transferred Assets Schedule” attached hereto as Schedule 1.1, with Transferred Assets not located at the Facility designated with an asterisk on Schedule 1.1):

(a)                                  All machinery, equipment, tooling, molds, dies, fixtures, vehicles, fork lifts, tables, spare parts and tools;

(b)                                 All customer lists and contact information;

(c)                                  All office supplies and equipment, computers, furniture, maintenance supplies and other similar items;

(d)                                 All inventories;

(e)                                  All prepaid assets to be prorated as set forth on Schedule 1.1(e);

(f)                                    The domain name www.pepcoirrigation.com, catalogs and other advertising materials;

(g)                                 All Seller’s right, title and interest in and to those contracts and agreements (including proprietary agreements with suppliers) set forth on Schedule 1.1(g), and all right, title and interest in and to purchase or sales orders, quotes or commitments related to the Transferred Assets or the Micro Irrigation Business, whether written or oral;

(h)                                 Access to and the right to copy all of Seller’s books, records, accounts, correspondence, production records, employment, payroll, personnel and workers’ compensation records, environmental control records and any other documents relating to the Transferred Assets or the Micro Irrigation Business;

(i)                                     All of Seller’s rights under any and all express or implied warranties from suppliers with respect to the Transferred Assets to the extent such warranties are transferable;

(j)                                     All of Seller’s right, title and interest in and to patents, trademarks, service marks, trade names (including “Pepco”) and service names and all variants thereof, copyrights, inventions, customer lists, trade secrets (including processes and software programs owned by Seller or used or licensed by Seller and transferable), registrations and all applications for any of the foregoing and works in progress relating thereto, and all past, present and future causes of action and remedies therefor relating to the Micro Irrigation Business (excluding those listed as Retained Assets, including, without limitation, the Nibco and patent lawsuits listed therein), as such are set forth on Schedule 3.9;

(k)                                  A limited, worldwide royalty-free right and license to use the trade name “Wade Rain” in connection with the on-going Micro Irrigation Business, as set forth in Section 5.12 below);

(l)                                     All of Seller’s right, title and interest in computer programs to the extent assignable, and other intangibles owned or used by Seller, relating to the Transferred Assets or the Micro Irrigation Business and all of the related goodwill;

(m)                               All claims to which Seller is a judgment creditor relating to the Micro Irrigation Business (except those listed as Retained Assets); and

(n)                                 To the extent assignable, all of Seller’s licenses, permits and governmental authorizations relating to the Transferred Assets or the Micro Irrigation Business.

1.2                                 Retained Assets.  Notwithstanding the terms of Section 1.1, the following assets (collectively, the “Retained Assets”) shall be retained by Seller and shall not be sold, transferred or assigned to Buyer:

(a)                                  Certain assets owned by Seller used and usable solely and exclusively in the business of designing, manufacturing, marketing and selling drip or flow rate controlled leaching systems using the name Ore’Max to the mining industry (the “Mining Business”), as all such assets are set forth on Schedule 1.2(a), and those two certain Max Emitter molds used both in the Mining Business and for other applications set forth on Schedule 1.2(a);

(b)                                 All cash and cash equivalents received prior to the Closing Date;

(c)                                  All accounts receivable existing prior to the Closing Date;

(d)                                 All prepaid assets to be prorated as set forth on Schedule 1.2(d);

(e)                                  All real estate, leasehold improvements and permanent fixtures as set forth on Schedule 1.2(e);

(f)                                    All of Seller’s right, title and interest in and to the trade names “Wade Mfg. Co.”, “Wade Rain” and “R.M. Wade & Co.” (subject to the limited license for “Wade Rain” referenced in Section 1.1(k) above);

(g)                                 Certain computer hardware and software listed on Schedule 1.2(g), located at Seller’s Oregon facility and used for operating multiple businesses (subject to a limited information management and accounting support services agreement between Seller and Buyer as set forth in Section 5.14 below);

(h)                                 That certain Wade Rain tradeshow booth;

(i)                                     All books and other ownership records of Seller;

(j)                                     All insurance policies of Seller obtained in connection with the Micro Irrigation Business and all rights of Seller under and arising out of such insurance policies, including right to receive refunds of prepaid insurance; provided that, Seller shall deliver copies of all such policies to Buyer and shall use best efforts to assist Buyer in obtaining reimbursement under such policies that pertain to the Micro Irrigation Business following the Closing for claims that may be covered thereunder;

(k)                                  All rights to receive refunds with respect to any taxes paid by Seller in connection with the Micro Irrigation Business;

(l)                                     Any rights of Seller under this Agreement and any related agreement; and

(m)                               Notwithstanding anything to the contrary in this Agreement, all Mining Business assets listed on Schedule 1.2(a).

1.3                                 Customer Assets.  Notwithstanding the terms of Section 1.1, Seller shall sell, convey, assign and transfer only such rights as it may have at the Closing, if any, to those molds, toolings and inserts used in the Micro Irrigation Business which are owned by customers of Seller (“Customer Assets”), all of which are described on Schedule 1.3.

1.4                                 Assumed Obligations.  Effective as of the Closing Date, Buyer shall assume and shall thereafter pay, discharge or perform only the following specific liabilities and obligations (collectively, the “Assumed Obligations”), other than which Buyer shall not assume nor be obligated to pay, discharge or perform any liability or obligation of Seller or its affiliates, whether direct or indirect, known or unknown, absolute or contingent, and all such liabilities and obligations shall remain with and be the sole obligation of Seller:

(a)                                  Seller’s obligations arising under those contracts and agreements included in the Transferred Assets as set forth on Schedule 1.1(g) (including contractual obligations to pay on-going royalties for the Pulsator product, the Christy flow control and Western Designs Quick Punch product) and under those purchase or sales orders, binding quotes or commitments which arise hereafter in the ordinary course of business and are open as of the Closing Date; and

(b)                                 Obligations of the Micro Irrigation Division arising under that certain use  of the Facility to be entered into at Closing in replacement of the Existing Use  pursuant to a lease to be entered into between Buyer and Seller (the “Lease”), in substantially the form attached hereto as Exhibit A.

1.5                                 No Other Debts, Obligations or Liabilities Assumed.  Buyer does not assume and shall not be liable for, and Seller shall indemnify Buyer pursuant to Article IX against, any debts, obligations or liabilities of Seller of any nature whatsoever other than the Assumed Obligations (the “Retained Obligations”).

ARTICLE II

PURCHASE PRICE AND PAYMENT

2.1                                 Purchase Price. In exchange and as consideration for the Transferred Assets and in full payment of the purchase price therefore (and for any and all noncompetition covenants and licenses contemplated herein), Buyer shall pay, in the manner provided in Section 2.3, an aggregate purchase price equal to the sum of: One Million Dollars ($1,000,000.00), the Inventory Valuation (as defined in Section 2.3(c) below), and the Additional Consideration (as defined in Section 2.3(b) below), subject to exercise of the indemnification rights set forth in Article IX (collectively, the “Purchase Price”).

2.2                                 Allocation of Purchase Price.  The parties shall allocate the Purchase Price for tax purposes amongst the Transferred Assets as set forth on Schedule 2.2.  The parties shall file their respective tax returns in accordance with such allocation and shall not take any position or action inconsistent with such allocation.

2.3                                 Payment of Purchase Price.  The Purchase Price shall be paid as follows:

(a)                                  At Closing, Buyer shall pay to Seller in cash, by wire transfer of immediately available funds, the aggregate amount equal to One Million Dollars ($1,000,000.00) plus the Inventory Valuation (as defined in Section 2.3(c) below) (the “Cash”).

(b)                                 Following the Closing, Buyer shall pay Seller additional consideration (the “Additional Consideration”) calculated as follows: Three percent (3%) of the net, collected “Irrigation Segment” sales in excess of $24,000,000 in the twelve (12) month time period commencing July 1, 2004 and ending June 30, 2005, and five percent (5%) of the net, collected “Irrigation Segment” sales in excess of $25,750,000 in the twelve (12) month time period commencing July 1, 2005 and ending June 30, 2006.  Payments hereunder shall be made within sixty (60) days of the end of each twelve-month period.  For purposes of this calculation, “Irrigation Segment” sales shall include sales of Buyer and Ny-Glass Plastics, Inc., including Micro Irrigation Business sales acquired hereunder, all Mining Business and other sales made to Seller, and invoiced freight charges, but excluding inter-company sales among Buyer affiliate business units, sales of subsequently acquired businesses and asset divestitures.

(c)                                  For purposes of calculating the Purchase Price, “Inventory Valuation” shall be determined by taking a physical inventory as close as practicable to the Closing (the “Physical Inventory”) and calculating its extended value by multiplying the quantity of each item in inventory by its cost determined in accordance with Generally Accepted Accounting Principles (“GAAP”), excluding (i) all Mining Business inventory, excluding only Max Emitter components (which shall remain the property of Seller), and (ii) any inventory in quantities in excess of the most recent twenty four (24) months’ sales or usage determined for each item in inventory (but such exclusion shall not include certain new products which have less than twenty four (24) months’ of sales or usage history, provided that all such new products are identified during the Physical Inventory including description, part number, unit cost, date introduced, sales to date and quantity on hand), and then performing a bring-down of the preliminary inventory valuation for the time period from the Physical Inventory to the close of business on the day before the Closing Date, to account for all incoming and outgoing inventory, and then subtracting therefrom an additional sum equal to Three Hundred and Thirty Thousand Dollars ($330,000.00) for unidentified excess and obsolete inventory (collectively, the “Inventory Valuation”).

2.4                                 Closing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on January 19, 2004 or as soon before or thereafter as possible upon satisfaction of the conditions set forth in Article VII (the “Closing Date”), at the offices of Buyer, One Park Plaza, Suite 600, Irvine, California 92614, or at such other date, time and place as may be mutually agreed upon in writing by the parties.  All proceedings to take place at the Closing shall take place simultaneously, and no delivery shall be considered to have been made until all such proceedings have been completed.  The Closing shall be deemed to have taken place at 12:01 a.m. PST after the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

3.1                                 Organization and Qualification.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon, and is duly qualified to do business as a foreign entity and is in good standing in California and in each other jurisdiction in which the character of its properties or the nature of its business makes such qualification necessary.  Seller is qualified as an “S-corporation” for tax purposes.  Seller has the requisite power and authority to own, use or lease its properties and to carry on its business as it is now being conducted.   Seller is not in default in the performance, observation or fulfillment of any provision of its articles of incorporation or bylaws.  All entities merged with and into Seller prior to the date hereof were duly organized, validly existing and in good standing under the laws of their states of incorporation until their respective dates of merger, were duly qualified to do business as foreign corporations and were in good standing in each jurisdiction in which the character of their properties or the nature of their business made such qualification necessary, and had the requisite corporate power and authority to own, use or lease their properties and to carry on their business as conducted.

3.2                                 Authority Relative to this Agreement.  Seller has all requisite power, authority and capacity to execute and deliver this Agreement and all related agreements and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and all related agreements and the consummation of the transactions contemplated hereby on the part of Seller has been duly and validly authorized and no other proceedings on the part of Seller are necessary, as a matter of law or otherwise, to authorize this Agreement and the related agreements or to consummate the transactions so contemplated.  This Agreement has been duly and validly executed and delivered by Seller and, assuming this Agreement constitutes a valid and binding obligation of Buyer, this Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by general principles of equity.

3.3                                 Consents and Approvals; No Violation.  Except as set forth on Schedule 3.3, the execution and delivery of this Agreement and any related agreements by Seller, the consummation of the transactions contemplated hereby and/or the performance by Seller of its obligations hereunder will not:

(a)                                  conflict with any provision of the articles of incorporation, bylaws, or other organizational documents of Seller;

(b)                                 require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority;

(c)                                  conflict with, result in the breach of or constitute a default (or give rise to any right of termination, cancellation or acceleration or guaranteed payments) under any of the terms, conditions or provisions of any material note, lease, mortgage, license, agreement or other instrument or obligation to which Seller is a party or by which Seller or any of its assets may be bound, including the Micro Irrigation Business, except for such defaults (or rights of termination, cancellation or acceleration or guaranteed payments) as to which requisite waivers or consents have been obtained in writing;

(d)                                 conflict with or violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation; or

(e)                                  result in the creation of any lien, charge or encumbrance upon any of the Transferred Assets.

3.4                                 Financial Statements.  The unaudited internal balance sheets of the Micro Irrigation Business as of December 31, 2002, 2001 and 2000, and the unaudited internal balance sheet of the Micro Irrigation Business as of November 30, 2003 (collectively, hereinafter referred to as the “Balance Sheet”), and the related statements of income for the twelve-month periods and the eleven-month period then ended (collectively, the “Financial Statements”) are attached hereto as Schedule 3.4.  Except as set forth on Schedule 3.4, the Financial Statements have been prepared on a consistent basis throughout the periods indicated, and present fairly in all material respects the financial position of the Micro Irrigation Business as of the end of such fiscal periods and the results of operations for such periods.  Thereafter until Closing, Seller shall deliver to Buyer, within twenty (20) days after each month end, monthly unaudited internal balance sheets and statements of income which, at the time they are delivered to Buyer, will present fairly in all material respects the assets and liabilities and results of operations of the Micro Irrigation Business as of their respective dates, compiled in the same manner as the Financial Statements.

3.5                                 Absence of Certain Changes.  Except as set forth on Schedule 3.5, since September 30, 2003, Seller has conducted the Micro Irrigation Business only in, and since such date, has not engaged in any transaction other than in the ordinary and usual course of such business, and, applying that same standard, there has not been (a) any event, circumstance, condition, development or occurrence causing, resulting in or having a material adverse effect on the financial condition, business, prospects, properties or results of operations of the Micro Irrigation Business or on the Transferred Assets (a “Material Adverse Change”); (b) any change by Seller in accounting principles, practices or methods; (c) any labor dispute or difficulty which is reasonably likely to result in any Material Adverse Change, and no such dispute or difficulty is now threatened; (d) any asset material to the Micro Irrigation Business sold or disposed of (except inventory sold in the ordinary course of business), or any material asset mortgaged, pledged or subjected to any lien, charge or other encumbrance; (e) any increase in excess of $5,000, individually, in the compensation payable or which could become payable by Seller to employees, distributors, dealers or sales representatives of the Micro Irrigation Business; (f) any amendment by Seller of any employee benefit plan; (g) any indebtedness incurred by Seller with respect to the Micro Irrigation Business, except for indebtedness that will be repaid in full by Seller prior to the Closing; (h) any loan made or agreed to be made by Seller with respect to the Micro Irrigation Business, nor has Seller become liable or agreed to become liable as a guarantor with respect to any such loan; or (i) any waiver by Seller of any right or rights of material value related to the Micro Irrigation Business.

3.6                                 Intentionally left blank.

3.7                                 Title to Assets. Each Transferred Asset with an original cost in excess of $1,000.00 is set forth and described in detail on  Schedule 1.1.  Seller has good and marketable title to all Transferred Assets.  Except as set forth in this Agreement, the Transferred Assets constitute all of the assets and interests in assets that are owned or used in the conduct of the Micro Irrigation Business as currently being conducted, other than leased or licensed assets identified as such and set forth on Schedule 3.7, the Retained Assets and the Customer Assets.  All of the Transferred Assets will be conveyed to Buyer at Closing free and clear of restrictions on or conditions to transfer or assignment, and free and clear of mortgages, liens, leases, security interests, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions or any other adverse claims or rights whatsoever (collectively, “Liens”), other than (i) those  items set forth on Schedule 3.7, (ii) liens for property taxes not yet due and payable, (iii) rights of customers with respect to work-in-process under orders or contracts entered into in the ordinary course of business, and (iv) immaterial imperfections of title, easements, restrictions, rights of way and encumbrances (collectively, “Permitted Liens”).  Subject to the consents set forth on Schedule 3.3, Seller has the absolute and unrestricted right, power, authority and capacity to transfer the Transferred Assets to Buyer and, upon Closing, Buyer will acquire from Seller legal and beneficial ownership of, good and valid title to, the Transferred Assets, free from any Lien other than Permitted Liens.  At Closing, except as set forth on Schedule 3.7, none of the Transferred Assets will be subject to any leasing or license arrangement.  Except for shareholder interests in Seller, no partner, agent, owner, employee or affiliate of Seller, nor any affiliate, spouse, child, sibling or other relative of any of these persons, will own or will have any interest, directly or indirectly, in any of the Transferred Assets at Closing.

3.8                                 Facility.  Set forth in Schedule 3.8 is a complete and accurate description of each parcel or facility owned, leased and/or occupied or used in any manner by Seller for the Micro Irrigation Business, including any easement, covenants, rights of way or similar restrictions, and, except as set forth in Schedule 3.8, the Micro Irrigation Business does not own, lease, sublease, occupy or use any other facility nor is any other facility used in or related to the Micro Irrigation Business.  Except as indicated in Schedule 3.8:

(a)                                  Seller has, and at the Closing Date will have, good and marketable fee simple absolute title in and to the Facility, free and clear of all title defects, mortgages, pledges, security interests, easements, conditional sales agreements, liens, restrictions or encumbrances whatsoever other than the Third Party Lease;

(b)                                 Seller does not own or lease any other real property used in any manner for the Micro Irrigation Business other than approximately 120,000 square feet of the Facility and the adjoining storage yard;

(c)                                  Each of the buildings and all fixtures and improvements and roofs located on the facilities in question are aged, have been heavily used and are being delivered with various items of deferred maintenance;

(d)                                 Seller has not received any notice, nor is any Seller aware, that any of the buildings, structures or other improvements erected on the real property set forth in Schedule 3.8, or the present use thereof, (i) does not conform in all respects with all applicable zoning and building laws (or does not constitute a legal nonconforming use), ordinances, rules, regulations or other laws and applicable deed restrictions, or (ii) encroach on property of others;

(e)                                  Seller has not received any written or oral notice of any pending (i) change of such zoning and building laws, ordinances, rules, regulations or other laws affecting any of such properties, or (ii) condemnation of any such properties;

(f)                                    Seller has not received any notice from any municipal body or other public authority requiring work to be done or improvements to be made upon any of such properties, and there has been no enactment or adoption of any ordinance or resolution by any such body or authority authorizing work or improvements for which any of such properties may be assessed; and

(g)                                 The lessee of the Third Party Lease has no rights of any kind to increase the amount of space in the Facility currently leased by it, or to otherwise adversely affect the use or enjoyment of the Facility by Buyer after Closing.

3.9                                 Intellectual Property.

(a)                                  Schedule 3.9 lists all of Seller’s rights, titles and interests in or to any Intellectual Property (as defined below) relating to the Micro Irrigation Business, which is all  Intellectual Property that is necessary for or used in any manner in the Micro Irrigation Business as now conducted and as conducted in the past three (3) years.  With respect to registered patents and trademarks, Schedule 3.9 contains a list of all jurisdictions in which such patents and trademarks are registered or applied for and all registration and application numbers.

(b)                                 “Intellectual Property” includes United States and foreign inventions, invention disclosures, patents, inventors’ certificates, utility models, trademarks, service marks, trade names, copyrights, mask work registrations, trade secrets (including processes and software programs), registrations and applications therefor and works in progress, and past, present and future causes of action and remedies therefor, customer lists and proprietary arrangements with vendors of Seller.

(c)                                  Except as set forth on Schedule 3.9, Seller owns or has the unrestricted perpetual right to use, free and clear of any rights of others and without payment to any other party, the Intellectual Property listed on such Schedule 3.9 plus all trade secrets, customer lists, manufacturing and secret processes owned by Seller or used in the Micro Irrigation Business, and the consummation of the transactions contemplated hereby will not alter or impair any such items nor the unrestricted right of the Micro Irrigation Business to use such items without violating any rights of third parties.  Seller is not making use of any confidential information or trade secrets of any present or past employee that has not been fully assigned to Seller.

(d)                                 Seller has not received any communications alleging that Seller has violated any other person’s Intellectual Property rights or has engaged in unfair competition against such person.  Seller does not now infringe or misappropriate any third party’s Intellectual Property rights and does not have any liability for any past infringement or misappropriation.  No dispute or disagreement involving Seller exists or is threatened with regard to any third party’s

Intellectual Property rights, including any allegation of Intellectual Property infringement or misappropriation or of any breach or default of an Intellectual Property license or similar agreement.

(e)                                  To Seller’s Knowledge and except as set forth on Schedule 3.9, (i) no third party is now infringing or misappropriating any Intellectual Property rights of Seller or the Micro Irrigation Business, and (ii) there has not been any past such infringement or misappropriation.

3.10                           Accounts Receivable.  Set forth on Schedule 3.10 is a true and complete list of all accounts receivable of the Micro Irrigation Business as of the date stated thereon, other than accounts receivable fully written off as uncollectible as of such date in accordance with consistently applied prior practice.

3.11                           Inventories.   Except as set forth on Schedule 3.11, Seller has good and marketable title to all of its inventories of raw materials, work-in-process and finished goods, free and clear of all Liens.   Except to the extent reserved for in the Financial Statements, all such inventories consist of items that are usable in the ordinary course of business for an amount at least equal to the book value thereto plus costs of disposition thereof, except for obsolete and slow moving inventory existing on the Effective Date, and except as existing on the Closing Date provided all such inventory has been identified as such in the Physical Inventory and excluded from the Inventory Valuation if required under the terms of Section 2.3(c).

3.12                           Contracts.   Seller does not have any contract, agreement, obligation or commitment, written or oral, expressed or implied, relating in any manner to the Micro Irrigation Business which was not incurred in the ordinary course of business, or involves a commitment or liability in excess of $10,000, or is for a term of more than one year or whose terms do not permit cancellation without liability on 30 days’ notice or less (other than obligations which are included in accounts payable), and has no union contracts, employee, representative or consultant contracts, loan, credit or other financing agreements, inventory flooring arrangements, debtor or creditor arrangements, security agreements, licenses, franchise, manufacturing, distributorship or dealership agreements, leases, or bonus, health or stock option plans, all except for those described in Schedule 3.12 (collectively, the “Contracts”), copies of all of which have been delivered to Buyer prior to the execution hereof.  As of the date hereof, there exists no circumstances on Seller’s part and, to Seller’s Knowledge, on the part of any third party, which would affect the validity or enforceability of any such Contracts in accordance with their respective terms.  Seller has performed and complied in all material respects with all obligations required to be performed to date under, and is not in default (without giving effect to any required notice or grace period) under, or in breach of, the terms, conditions or provisions of any Contract.  Except for consents to assignment required as set forth on Schedule 3.3, the validity and enforceability of each Contract described herein has not been and shall not in any manner be affected by the execution and delivery of this Agreement or any related agreement or the consummation of the transactions contemplated hereby. There are not any customer sales contracts relating to the Micro Irrigation Business which in the ordinary course would require future expenditures (including internal costs and overhead) in excess of reasonably anticipated receipts.

3.13                           Employee and Labor Matters.

(a)                                  Employee.  Except as set forth in Schedule 3.13, no stockholder, director, officer or current or former employee of Seller is presently a party to any transaction involving the Micro Irrigation Business, including without limitation any contract, loan or other agreement or arrangements providing for the furnishing of services by, the rental of real or personal property from or to, or otherwise requiring loans or payments to, any such stockholder, director, officer or employee, or to any member of the family of any of the foregoing or to any corporation, partnership, trust or other entity in which any partner, stockholder, director, officer or employee or any member of the family of any of them has a substantial interest or is a partner, officer, director, trustee, or employee.  There is set forth in Schedule 3.13 a list showing (i) the name, title, date and amount of last compensation increase, and aggregate compensation, including amounts paid or accrued pursuant to any bonus, pension, profit sharing, commission, deferred compensation or other plans or arrangements in effect as of the date of this Agreement, of each officer or employee of the Micro Irrigation Business whose salary and other compensation, in the aggregate, received or accrued is at an annual rate (or aggregated for the most recently completed fiscal year) in excess of $40,000, as well as any written or oral employment, change-in-control and/or severance agreements relating to any such persons; (ii) a description of any and all bonus, pension, profit sharing, commission, deferred compensation, retirement, savings, thrift, severance, performance, vacation, holiday, medical, disability, life or other welfare or retiree plan or policy or other plans or arrangements in effect for any employees of the Micro Irrigation Business as of the date of this Agreement, except as may be set forth in Schedule 3.14 (ERISA Plans); (iii) a description of any noncompetition or similar agreements to which Seller or the Micro Irrigation Business or any officer or employee is a party; (iv) all powers of attorney from or relating to the Micro Irrigation Business to any person or entity; and (v) the name of each person or entity authorized to borrow money or incur or guarantee indebtedness on behalf of the Micro Irrigation Business.  Seller has delivered to Buyer copies of all written personnel policies, including without limitation vacation, severance, bonus, profit sharing and commission policies, applicable to any employees or agents of the Micro Irrigation Business.  To Seller’s knowledge all current employees of the Micro Irrigation Business are legally entitled to work in the United States, and Seller has retained all required documentation in its records related thereto.  Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of any of the transactions contemplated hereby, or compliance by Seller with any of the provisions hereof, shall create any obligation or liability on the part of the Micro Irrigation Business subsequent to Closing under any bonus, profit sharing, deferred compensation or other plan or arrangement in effect as of the date of this Agreement and the Closing Date.

(b)                                 Labor.  None of the facilities or operations of the Micro Irrigation Business has been the subject of any strike, work stoppage, boycott, union organizational effort, unfair labor practice charge or employment discrimination charge in the past four (4) years; and no such action is pending or threatened.

3.14                           ERISA Plans.

(a)                                  The sole  employee pension benefit plan, program, agreement or arrangement maintained or contributed to by Seller and related in any manner to the Micro Irrigation Business or the Transferred Assets (“Plan”) which is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is the Seller’s 401(k) Savings and Retirement Plan.  Seller’s 401(k) Plan conforms in all respects to all applicable federal laws; and full payment has been made of all amounts required to have paid as contributions to such Plan.

3.15                           Permits.  Seller holds all permits, licenses, franchises, certificates and authorizations that are required by any governmental agency to permit the Micro Irrigation Business to be conducted as now conducted, and all such permits, licenses, franchises, certificates and authorizations are valid and in full force and effect.  To Seller’s Knowledge, no suspension, cancellation or termination of any of such permits, licenses, franchises, certificates and authorizations is threatened or imminent.

3.16                           Taxes.  Except as set forth on Schedule 3.16:

(a)                                  Seller and its owners (“Filers”) have timely filed all returns, declarations, reports, or information returns or statements relating to Taxes (as defined below) with respect to the

Micro Irrigation Business or the Transferred Assets, including any schedule or attachment thereto and including any amendment thereof (“Tax Returns”) that are required to be filed under federal, state, local or foreign law.  All such Tax Returns were complete in all material respects.  All Taxes owed by Filers with respect to the Micro Irrigation Business and the Transferred Assets (whether or not shown on any of said Tax Returns) have been paid for all periods for which Tax Returns have been filed.  Neither the Micro Irrigation Business nor any Filer is currently the beneficiary of any extension of time within which to file any Tax Return.  No outstanding claim has been made by any authority in a jurisdiction where Filers do not file Tax Returns that Seller, the Micro Irrigation Business or the Transferred Assets may be subject to taxation by that jurisdiction.

(b)                                 Seller has withheld and accrued or paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party relating in any manner to the Micro Irrigation Business or the Transferred Assets.

(c)                                  There is no dispute or claim concerning any Tax liability relating in any manner to the Micro Irrigation Business or the Transferred Assets either (i) claimed or raised by any authority or (ii) as to which Seller has Knowledge based upon personal contact or correspondence with any agent of such authority.

(d)                                 Seller has not waived in writing any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency relating in any manner to the Micro Irrigation Business or the Transferred Assets, which waiver or extension is still in effect.  Seller has not received notice or become aware of any pending increase in real or personal property taxes applicable to the Micro Irrigation Business or the Transferred Assets.

(e)                                  For purposes of this Agreement, “Tax” or “Taxes” means any federal, state, county, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, facility, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

3.17                           Litigation.  Except as set forth on Schedule 3.17, there is no claim, action or proceeding pending or, to Seller’s Knowledge, threatened against or relating to Seller, the Micro Irrigation Business or any of the Transferred Assets before any federal, state, municipal or other governmental department, commission, court, board, bureau, agency, instrumentality or other person acting in an adjudicative capacity, domestic or foreign.  To Seller’s Knowledge, there is no basis for any claim, action or proceeding against or relating to any Seller, the Micro Irrigation Business or any of the Transferred Assets.  Except as set forth on Schedule 3.17, neither Seller nor, to Seller’s Knowledge, any employee of Seller has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other governmental or regulatory authority from engaging in or continuing any conduct or practice in connection with the Micro Irrigation Business or the Transferred Assets nor is Seller or, to Seller’s Knowledge, any employee of Seller under investigation by any governmental or regulatory authority.  Except as set forth on Schedule 3.17, there is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Seller to take any action of any kind with respect to the Micro Irrigation Business or the Transferred Assets. To Seller’s Knowledge, neither Seller nor the Micro Irrigation Business has been threatened with any action, suit, proceeding or claim (including actions, suits, proceedings or claims where its liabilities may be adequately covered by insurance) for personal injuries allegedly attributable to products sold or services performed by the Micro Irrigation Business asserting a particular defect or hazardous property in any of products of the Micro Irrigation Business, services or Micro Irrigation Business practices or methods, nor has Seller or the Micro Irrigation Business been a party to or, to Seller’s Knowledge, threatened with proceedings brought by or before any federal or state agency; and, to Seller’s Knowledge, there is no defect or hazardous property, claimed or actual, in any such product, service, business practice or method, except as reserved for in the Balance Sheet.  Neither Seller nor the Micro Irrigation Business is subject to any voluntary or involuntary proceeding under the United States Bankruptcy Code and neither has made an assignment for the benefit of creditors.  Except as described on Schedule 3.17, in the past four (4) years Seller has not been a party to or, to Seller’s Knowledge, threatened with any legal claims, actions or proceedings of any type directly or indirectly involving, the Micro Irrigation Business or the Transferred Assets, nor has Seller entered into any settlements or agreements of any kind related in any manner to a dispute directly or indirectly involving, the Micro Irrigation Business or the Transferred Assets.

3.18                           Compliance with Applicable Laws.  Seller holds, and has at all times held, all licenses, permits and authorizations then necessary for the lawful conduct of the Micro Irrigation Business, and all such licenses, permits and authorizations are valid and sufficient for all business now conducted by the Micro Irrigation Business.  Seller has complied with, and is in compliance with, all applicable laws, orders, rules and regulations promulgated by any federal, state, municipal or other governmental authority relating to the operation and conduct of the Micro Irrigation Business and its properties, and there have not been and are not any violations of any such law, order, rule or regulation, existing or, to Seller’s Knowledge, threatened.  Seller has not received any notice from any authority or person that the Micro Irrigation Business has been or is being conducted in violation of any applicable zoning regulation or order, or other law, order, rule, regulation or requirement relating to the operation of its business or to its properties.

3.19                           Environmental Matters.

(a)                                  Except as set forth on Schedule 3.19 hereto:

(i)                                     Seller and the Micro Irrigation Business have complied with all applicable Environmental Laws;

(ii)                                  The Property (including soils, groundwater, surface water, buildings or other structures) is not contaminated with any Hazardous Substances that may subject  Buyer, the Micro Irrigation Business or the Transferred Assets to liability under any Environmental Law;

(iii)                               All properties formerly owned or operated relating in any manner to the Micro Irrigation Business are not contaminated with Hazardous Substances that may subject Buyer, the Micro Irrigation Business or the Transferred Assets to liability under any Environmental Law;

(iv)                              The Micro Irrigation Business is not subject to liability under any Environmental Law for any Hazardous Substance disposal or contamination on any third party property;

(v)                                 The Micro Irrigation Business has not caused or contributed to any release or threat of release of any Hazardous Substance that may subject Buyer, the Micro Irrigation Business or the Transferred Assets to liability under any Environmental Law;

(vi)                              Seller has not received any notice, demand, letter, claim or request for information alleging that Seller or the Micro Irrigation Business may be in violation of, or liable under, any Environmental Law;

(vii)                           Neither Seller nor the Micro Irrigation Business are subject to any orders, decrees, injunctions or other arrangements with any governmental entity, nor subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances;

(viii)                        There are no circumstances or conditions involving Seller or the Micro Irrigation Business that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any of Property pursuant to any Environmental Law; and

(ix)                              The Property has not and does not contain any underground storage tanks, asbestos-containing material, lead-based products, halogenated solvents or polychlorinated biphenyls.

(b)                                 “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, or treaty; all judicial administrative, and regulatory orders, judgments, decrees, permits, and authorizations; and common law relating to:  (i) the protection of human health, the environment or natural resources, (ii) the investigation, remediation or restoration of the environment or natural resources, (iii) the handling, use, storage, treatment, disposal, release or threatened release of any Hazardous Substance; or (iv) noise, odor, pollution, contamination, land use, or any injury or threat of injury to persons or property related thereto.

(c)                                  “Hazardous Substance” means any substance, material or waste that is: (i) listed, classified or regulated in any concentration pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials; or (iii) any other substance, material or waste which may be the subject of regulatory action by any governmental entity pursuant to any Environmental Law.

(d)                                 “Property” means any real property, facility and/or improvements owned, leased, used, operated or occupied by the Micro Irrigation Business, including, without limitation, the Facility, or by Seller and related in any manner to the Micro Irrigation Business.

3.20                           Relationships with Customers and Suppliers.  No present customer or substantial supplier to the Micro Irrigation Business has indicated any intention to terminate or adversely alter the scope, size or nature of its existing business relationship therewith, and Seller has no reason to believe that any of the present customers of or substantial suppliers to the Micro Irrigation Business intends to do so.

3.21                           Warranties; Product Returns.  Except as described in Schedule 3.21 hereto, Seller does not offer any warranties for its products and services.  Schedule 3.21 sets forth the warranty expense relating to the Micro Irrigation Business for each of the past four (4) years.  None of the products manufactured by the Micro Irrigation Business have been subject to recall.

3.22                           Insurance.  Seller maintains insurance with reputable insurance companies on all of its equipment, tools, machinery, inventory and properties, and maintains products and personal liability insurance, and such other insurance against hazards, risks and liability to persons and property as described on Schedule 3.22.  Schedule 3.22 sets forth a true and correct list and a general description of all insurance policies of any nature whatsoever maintained by Seller pertaining to the Micro Irrigation Business or the Transferred Assets, including all policies of life, group medical and/or dental insurance.  Such policies are and will be in full force and effect through the Closing Date and, except as otherwise set forth on Schedule 3.22, such policies, or other policies covering the same risks, have been in full force and effect, without gaps, continuously for the past four (4) years.  Copies of all current  policies have been delivered to Buyer for its inspection.  Seller is not in default under any of such policies or binders nor has either failed to give any notice or to present any material claim under any such policy or binder in a due and timely fashion.

3.23                           Broker’s Commission or Finder’s Fees.  No person or entity (other than Acquisitions Northwest, Inc.) has acted for Seller in connection with the transactions provided for in this Agreement in a way which would entitle such person to, and no other person or entity is entitled to, any broker’s commissions or finder’s fees (or other similar fees or commissions) in connection with this Agreement.  Seller shall be solely responsible for payment of all such commissions and fees.

3.24                           Third Party Benefits.  Neither Seller nor any other related third party has provided, directly or indirectly, any benefit, service, good or product to the Micro Irrigation Business other than as has been fully and fairly allocated to the Micro Irrigation Business and expensed by the Micro Irrigation Business at fair value in the cost of sales or selling, general and administrative sections of the appropriate income statements.

3.25                           Full Disclosure; Knowledge.  All instruments, agreements and other documents delivered or to be delivered, or made available, to Buyer pursuant to this Agreement are complete and correct in all material respects.  No representation or warranty made by Seller in this Article III or the Schedules to this Agreement contains or at Closing will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein necessary to make the statements on behalf of Seller in this Article III and the Schedules to this Agreement, in light of the circumstances in which they are made, not misleading.  As used in this Agreement, “Knowledge” means, with respect to an entity, such knowledge as would be obtained after reasonable inquiry by the officers of that entity and, with respect to an individual, such knowledge as would be obtained by that individual after reasonable inquiry.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1                                 Organization and Qualification.  Buyer is a corporation (a) wholly-owned by Parent, (b) duly organized, validly existing and in good standing in the State of California, and (c) duly qualified to do business as a foreign entity and is in good standing in each jurisdiction in which the character of its properties or the nature of its business makes such qualification necessary.  Buyer has the requisite corporate power to own, use or lease its properties and to carry on its business as such is now being conducted.

4.2                                 Authority Relative to this Agreement.  Subject only to approval and ratification by the  board of directors of Summa Industries (“Summa”), Buyer has all requisite corporate power and authority to execute and deliver this Agreement and any related agreements and to consummate the transactions contemplated hereby.  Subject only to approval and ratification by Summa’s board of directors, the execution and delivery of this Agreement, any related agreements and the consummation of the transactions contemplated hereby on the part of Buyer have been duly and validly authorized by Buyer and no other corporate proceedings on the part of Buyer are necessary, as a matter of law or otherwise, to authorize this Agreement or to consummate the transactions so contemplated.  This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes a valid and binding obligation of Seller, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by general principles of equity.

4.3                                 Consent and Approvals; No Violation.  The execution and delivery of this Agreement by Buyer, the consummation of the transactions contemplated hereby and the performance by Buyer of its obligations hereunder, will not:

(a)                                  conflict with any provision of the certificate of incorporation or bylaws of Buyer;

(b)                                 require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority other than the post-Closing filing by Summa on Form 8-K with the Securities and Exchange Commission (the “Commission”);

(c)                                  conflict with, result in the breach of or constitute a default (or give rise to any right of termination, cancellation or acceleration or guaranteed payments) under any of the terms, conditions or provisions of any material note, lease, mortgage, license, agreement or other instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; or

(d)                                 conflict with or violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Buyer.

4.4                                 Broker’s Commission or Finder’s Fees.  No person or entity has acted for Buyer and/or Parent and/or Summa in connection with the transactions provided for in this Agreement in a way which would entitle such person to, and no person or entity is entitled to, any broker’s commissions or finder’s fees (or other similar fees or commissions) in connection with this Agreement or the transactions contemplated hereby.  Buyer shall be solely responsible for payment of all such commissions and fees.

ARTICLE V

PRE-CLOSING AND POST-CLOSING COVENANTS OF SELLER

Pre-Closing Covenants of Seller:  During the period from the date of this Agreement until the Closing Date or the earlier termination of this Agreement, Seller agrees (except as expressly contemplated by this Agreement or to the extent that Buyer shall otherwise consent in writing) as follows:

5.1                                 Access to Information.

(a)                                  Seller shall (i) give Buyer and Parent and their authorized representatives reasonable access upon reasonable notice during normal business hours in such a manner as not unduly to disrupt normal business activities to the Transferred Assets and to all plants, offices, warehouses and other facilities of the Micro Irrigation Business and to all contracts, internal reports, data processing files and records, commitments, books, records and affairs of Seller related to the Micro Irrigation Business whether located on the premises of the Micro Irrigation Business, the office facilities of Seller or at another location, (ii) permit Buyer to make such inspections and inquiries as it may require, and (iii) cause its officers to furnish Buyer such financial, operating, technical and product data and other information with respect to the Micro Irrigation Business and the Transferred Assets as Buyer from time to time may reasonably request, including without limitation financial statements and schedules; provided, however, that no investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty made by Seller herein, and provided further that Buyer shall not contact the customers or suppliers of Seller to discuss the transactions contemplated hereby until Buyer has substantially completing all other due diligence investigations and has advised Seller of its continuing intent to complete the transactions.

(b)                                 Seller shall give prompt notice to Buyer of any breach of any of its covenants hereunder or the occurrence of any event that is reasonably likely to cause any of its representations and warranties hereunder to become incomplete or untrue in any respect.

5.2                                 Ordinary Course.  Seller shall (a) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and use reasonable efforts consistent with past practice and policies to preserve its present business organizations, keep available the services of its present officers, key employees (other than employees terminated for cause) and sales representatives, and preserve its relationships with customers, suppliers, lessors, lessees and others having business dealings with it, (b) maintain its books and records in accordance with existing practices, (c) not pay distributions of any type, (d) except in the ordinary course, not hire additional employees nor terminate existing employees nor become obligated for additional rental payments, (e) not materially modify the compensation or benefits paid to any employee, (f) except in the ordinary course, not transfer or sell any Micro Irrigation Business assets, and (g) not undertake material expenditures, including, without limitation, the purchase or lease of equipment, except for tooling requirements already committed and disclosed herein; provided that, expenditures less than $10,000 individually and $25,000 in the aggregate shall not be deemed material.

5.3                                 Exclusive Negotiations.

(a)                                  Seller shall not, directly or indirectly through any employee, agent or representative (including without limitation investment bankers, attorneys, accountants and consultants), or otherwise:

(i)                                     solicit, initiate, discuss or further the submission of proposals or offers from, or enter into any agreement with, any firm, corporation, partnership, association, group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or other person or entity, individually or collectively (including without limitation any managers, employees or independent contractors of Seller or any of its affiliates), other than Buyer (a “Third Party”), relating to any acquisition or purchase of all or a material portion of the Transferred Assets, or any equity interest in Seller (or the Micro Irrigation Business), or any merger, consolidation or business combination with Seller;

(ii)                                  participate in any discussions or negotiations regarding, or furnish to any Third Party any confidential information with respect thereto; or

(iii)                               otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Third Party to do or seek to do any of the foregoing.

(b)                                 Seller shall promptly notify Buyer in writing if any such proposal or offer, or any inquiry or contact with any Third Party with respect thereto, is made.

(c)                                  Seller shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted prior to the date of this Agreement with respect to any of the foregoing.

(d)                                 The terms set forth in this Section 5.3 shall remain in effect from the date of this

Agreement until such time, if ever, as terminated in writing by Seller by delivery to Buyer of a termination notice referencing this Section; provided that, no such termination shall be effective prior to the earlier of (i) the termination of this Agreement by Buyer, or (ii) March 1, 2004.

5.4                                 No Dispositions.  Except for the sale of inventory in the ordinary course of business and other than as may be required by existing contracts, Seller shall not sell, lease or otherwise dispose of or transfer any Transferred Assets and shall promptly notify Buyer in writing prior to any dispositions or transfers of non-inventory items.

5.5                                 Indebtedness.  Seller shall not incur, become subject to, or agree to incur or become subject to any obligation or liability (absolute or contingent) relating to the Micro Irrigation Business or the Transferred Assets, except current liabilities incurred in the ordinary course of business consistent with prior practice, and obligations under existing contracts.

5.6                                 Benefit Plans.  Seller shall not:

(a)                                  pay, agree to pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any employee except in the ordinary course of business and consistent with past practice;

(b)                                 commit itself to adopt or pay, grant, issue or accrue salary or benefits pursuant to any additional pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any employee, agent or consultant, whether past or present; or

(c)                                  amend in any material respect any such existing plan, agreement or arrangement, except where required by law.

5.7                                 Maintenance of Working Capital.  Consistent in all respects with past practices, Seller shall (a) timely pay when due all accounts payable and other expenses, and (b) collect all accounts receivable and convert or use all other non-cash assets in the ordinary course.

5.8                                 Insurance.  Seller shall take all necessary actions to maintain in force all of its existing insurance policies (or replacements therefore), subject only to variations in amounts required by the ordinary operation of the Micro Irrigation Business, through the Closing Date.

Post-Closing Covenants of Seller:  During the period from and after the Closing, Seller agrees (except as expressly contemplated by this Agreement or to the extent that Buyer shall otherwise consent in writing) as follows:

5.9                                 Receivables.  The parties agree to promptly and fully cooperate with each other in collecting their respective receivables from and after the Closing.  For a period of six (6) calendar months after Closing, Seller agrees to provide Buyer, on a monthly basis, with a schedule of open pre-Closing accounts receivable relating to the Micro Irrigation Business to enable Seller to track customer payment performance.

5.10                           Forwarding of Inquiries.  Seller shall promptly forward to Buyer any and all inquires, orders, and other communications it receives, whether written or oral, relating in any manner to the Micro Irrigation Business (excluding only Mining Business matters).

5.11                           Use of Name; Link to Website; Domain Name.  Seller shall take all necessary actions to cease use of the “Pepco” trade name and trademark effective as soon as practicable after the Closing Date.  Notwithstanding the foregoing, Seller shall provide and maintain a conspicuously located link on www.waderain.com to the website(s) designated by Buyer until such time as Buyer consents to its removal, provided that such time shall not exceed two (2) years from the Closing Date.  In addition, Seller shall take all necessary actions and make all necessary filings to transfer all right, without limitation, to the domain name “pepcoirrigation.com”, effective as of the Closing Date.

5.12                           Limited License - Wade Rain.  At Closing, and without further action, Seller shall grant to Buyer a three (3) year, limited, worldwide, royalty-free right and license to use the trade name “Wade Rain” and related trademark in connection with the on-going Micro Irrigation Business and for no other purposes.

5.13                           Tax Matters.  All Tax Returns which relate to any Taxes with respect to the Micro Irrigation Business or the Transferred Assets for periods prior to the Closing Date shall be prepared and filed by Seller or its owners on a timely basis, and Seller shall be responsible for the payment of all Taxes related to the Micro Irrigation Business or the Transferred Assets attributable to periods prior to the Closing.  Buyer shall pay all sales, use and transfer taxes, if any, payable to the States of California or Oregon, any subdivision thereof or to any other governmental entity in connection with the transactions contemplated by this Agreement and the Closing.

5.14                           Information Management and Accounting Support Services.  Seller shall continue to provide some or all of the following existing information management and accounting support services currently provided to the Micro Irrigation Business for up to twelve (12) months from Closing (or such shorter period as may be requested by Buyer): hosting of the Micro Irrigation Business books and records, including accounting (A/P, A/R, financial), information services (T1 line), and technical support for Pro Man software (to the extent able by Seller’s support personnel).  For services to be rendered hereunder, Buyer will pay to Seller a fee of Two Thousand Five Hundred Dollars ($2,500.00) per month for the first six (6) months from Closing, and Three Thousand Five Hundred Dollars ($3,500.00) per month for the second six (6) months.  In addition, Buyer shall pay its portion of related line charge(s) and other similar out-of-pocket expenses as well as reasonable and customary amounts for any services above and beyond those currently provided. Seller’s responsibility shall be to provide services no greater than previously utilized by the Micro Irrigation Division. Buyer agrees to 30 days prior written notice to Seller of its intent to discontinue such services. Seller shall not be liable to Buyer for any loss or damage caused by any failure or delay in providing the Services described hereunder resulting from causes beyond Seller’s control or any interruption of or other loss of use of the Line. Seller shall not be liable to Buyer for any special damages of whatever nature in connection with the provision of the services hereunder.

ARTICLE VI

MUTUAL COVENANTS

6.1                                 Confidentiality.  Between the date hereof and the Closing Date, the parties hereto agree that no party shall, without the prior written consent of the others as to substance, existence and timing, disclose publicly or to any third party (except such party’s professional advisors) the existence of this Agreement or the terms and conditions hereof, or any prior correspondence or any subsequent negotiations between the parties, including any confidential information obtained thereby, except to the extent required by law.  The parties will cooperate with each other to coordinate any and all public statements and releases with respect to the transactions contemplated hereby.  From the date hereof until the Closing, neither Seller nor any of its representatives shall purchase, directly or indirectly, in the public marketplace or otherwise, any of Summa’s securities.  Following the Closing, Seller shall keep confidential and shall not disclose to any third party all information not then in the public domain relating in any manner to the Micro Irrigation Business.  Buyer agrees that, until the Closing or, if this Agreement is terminated for any reason, then, for a period of two (2) years thereafter, all information concerning the Micro Irrigation Business and Transferred Assets obtained during due diligence and not otherwise known or available to Buyer shall be used by Buyer and any affiliate or agent of solely for the purpose of evaluating this transaction.  If this Agreement is terminated for any reason, Buyer shall return to Seller all tangible embodiments, and all copies, of any information concerning the Micro Irrigation Business and the Transferred Assets that are in its possession or control obtained during due diligence and not otherwise already known or available.

6.2                                 Satisfaction of Conditions.   Each party will use reasonable efforts to cause all conditions to its obligations under this Agreement to be timely satisfied and to perform and fulfill all covenants and obligations on its part to be performed and fulfilled under this Agreement, to the end that the transactions contemplated by this Agreement shall be effected substantially in accordance with its terms as soon as reasonably practicable.  The parties shall cooperate with each other in such actions and in attempting to secure requisite approvals.

6.3                                 Further Assurances.  Each party shall execute and deliver, both before and after the Closing, such further certificates, agreements and other documents and take such other actions as may be necessary or appropriate to consummate or implement the transactions contemplated hereby, including without limitation the transfer of all Transferred Assets to Buyer, or to evidence such events or matters.

6.4                                 Bulk Sales Compliance.  Subject to the indemnities set forth in this Agreement, the parties agree to waive compliance with all applicable bulk transfer laws.  Nothing in this Section 6.4 shall operate or be construed to estop or prevent any party hereto from asserting as a bar or defense to any action or proceeding brought under any bulk sales law that such law does not apply to the transfer contemplated under this Agreement.  If required, Seller shall deliver to Buyer any bulk sale stop orders, and Seller shall escrow any funds required thereby, and shall pay such escrowed amounts to the appropriate governmental entity.

6.5                                 Certain Defaults.  Seller and Buyer will give prompt notice to each other of:

(a)                                  any notice of default received by such party subsequent to the date of this Agreement and prior to the Closing Date under any instrument or agreement to which any such party is a party or by which it is bound, which default in the case of Seller, would, if not remedied, result in a Material Adverse Change or which, in the case of any such party, would render incomplete or untrue any representation made herein; and

(b)                                 any suit, action or proceeding instituted or, to the Knowledge of Seller or Buyer, threatened against or affecting any such party subsequent to the date of this Agreement and prior to the Closing Date which would render incorrect any representation made herein or result in a Material Adverse Change to such party that could impair the ability of such party to consummate the transactions contemplated herein, including payment of the Note and/or the Additional Consideration on a timely basis.

6.6                                 Brokers or Finders.  Neither Seller nor Buyer shall enter into any agreement or arrangement not existing as of the date hereof with any agent, broker, investment banker or other firm or person pursuant to which such person shall be entitled to any broker or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

6.7                                 No Equitable Conversion.  Prior to the Closing Date, neither the execution of this Agreement nor the performance of any provision contained herein shall cause Seller or Buyer to be or become liable for or in respect of the operations or business of the other, for the cost of any labor or materials furnished to or purchased by the other, for compliance with any laws, requirements or regulations of, or taxes, assessments or other charges now or hereafter due to, any governmental authority, or for any other charges or expenses whatsoever pertaining to the conduct of the Micro Irrigation Business or the ownership, title, possession, use or occupancy of the property of the other.

6.8                                 Certain Employee Issues.  On the Closing Date, Buyer intends to offer at will employment to substantially all of the employees of the Micro Irrigation Business, other than those Seller employees whose activities are primarily in support of the Mining Business, on such terms and conditions and with such benefits as Buyer shall determine.  Nothing in this Section shall be deemed to require the employment of any such employee or the continuation of any benefits for any particular time after the Closing Date.  Seller covenants that it shall timely (a) pay or cause to be paid all amounts due or to become due prior to, on, in connection with or as a result of Closing to all current and former employees of the Micro Irrigation Business, including without limitation all earned and/or accrued (i) wages, (ii) bonuses, (iii) vacation pay, and (iv) other obligations, and (b) make all required deposits, tax and other payments to health and benefit plans, taxing authorities and others.

6.9                                 Mining Manufacturing Agreement.  At Closing, the parties will enter into a five (5) year manufacturing agreement in substantially the form attached hereto as Exhibit B, whereby Buyer shall be the exclusive manufacturer of all Mining Business products (excluding buy-outs) for Seller, including Max Emitters and tubing (the “Mining Manufacturing Agreement”).  Seller agrees that Buyer shall have the right to use Seller’s Max Emitter molds to produce products for sale by Buyer in non-mining applications, and that Seller and Buyer shall share in the maintenance costs in proportion to sales of Max Emitters, excluding sales by Buyer to Seller.

6.10                           Max Emitter License.  At Closing, the parties will enter into a license agreement (the “Max Emitter Agreement”) in substantially the form attached hereto as Exhibit C, whereby Seller will license the Max Emitter trade name, trademark, and product design to Buyer for use in the agricultural and landscape and waste water irrigation markets world-wide.

6.11                           Lease.  At Closing, the parties will enter into a Lease in substantially the form attached hereto as Exhibit A.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES

7.1                                 Conditions to the Obligations of all Parties.  The respective obligations of Buyer, and Seller set forth in this Agreement shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, unless waived by each such party in writing:

(a)                                  Legal Action.  No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any federal, state or foreign court or other governmental or regulatory authority and shall remain in effect, and no litigation seeking the issuance of such an order or injunction, or seeking substantial damages against Buyer or Seller if the transactions contemplated by this Agreement are consummated, shall be pending which, in the reasonable good faith judgment of the party against whom such damages or injunction is sought, have a reasonable probability of resulting in such order, injunction or substantial damages.  In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

(b)                                 Statutes.  No federal, state, local or foreign statute, rule or regulation shall have been enacted which would make the consummation of the transactions contemplated by this Agreement illegal.

(c)                                  Documents.  Each party hereto shall have executed and/or delivered to the other party each and every document referenced herein to which such party is an intended signatory, including any Exhibit document and schedules hereto.

7.2                                 Further Conditions to the Obligations of Buyer.  The obligations of Buyer set forth in this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, unless waived by Buyer in writing:

(a)                                  Representations and Warranties.  The representations and warranties of Seller set forth in Article III shall be true and correct as of the date of this Agreement and, except as set forth on schedules to the Seller’s Certificate (as defined below), as of the Closing Date as though made at and as of the Closing Date, except as otherwise contemplated by this Agreement, and Buyer shall have received a certificate dated the Closing Date signed by Seller to such effect (“Seller’s Certificate”).  If the schedules to the Seller’s Certificate reflect an adverse change or changes from the representations made and schedules delivered as of the execution of this Agreement, Buyer shall have no obligation to consummate the transactions contemplated by this Agreement.

(b)                                 Performance of Obligations of Other Party.  Seller shall have performed all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate to such effect.

(c)                                  Receipt of Transfer Documents.  Buyer shall have received the executed General Instrument of Conveyance, Transfer and Assignment in the form attached hereto as Exhibit D and all such other instruments and documents of conveyance and assignment as are requested by Buyer to vest in Buyer title to the Transferred Assets, including without limitation assignments of intellectual property.

(d)                                 Opinion of Counsel to Seller.  Buyer shall have received an opinion dated as of the Closing Date of counsel to Seller containing the opinions set forth in Exhibit E attached hereto.

(e)                                  No Litigation.  Since the date hereof, there shall not have been instituted and be continuing or threatened against Seller, any claims, actions or proceedings relating in any manner to the Micro Irrigation Business or the Transferred Assets which, if adversely determined, might, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(f)                                    No Adverse Change.  No Material Adverse Change to the Micro Irrigation Business or the Transferred Assets shall have occurred since the date of this Agreement.

(g)                                 Third-Party Approvals.  Any and all consents required from third parties relating to licenses, leases and other agreements and instruments that are part of the Transferred Assets shall have been obtained.

(h)                                 Noncompetition and Nonsolicitation Agreement.  Seller, its affiliates and Mr. Edward H. Newbegin shall have each entered into a five-year noncompetition and nonsolicitation agreement with respect to the types of products of the Micro Irrigation Business (excluding the Mining Business), with Buyer in substantially the form attached hereto as Exhibit F.

(i)                                     Debt; Guarantees.  There shall be no agreements or instruments evidencing loans to or interest bearing indebtedness incurred by Seller related in any manner to the Micro Irrigation Business or the Transferred Assets, and Seller, on or prior to the Closing, shall have paid in full all such interest bearing indebtedness and loans of any type, including current portions thereof, provided that, Seller shall not be required to satisfy any mortgage obligations pertaining to the Facility.

(j)                                     Termination of Encumbrances.  All liens and encumbrances on the Transferred Assets shall have been terminated, and Seller shall have received and delivered to Buyer duly executed UCC termination statements with respect to any and all UCC financing statements covering such assets and property at Closing.

(k)                                  Approval by Board.  The Board of Directors of Summa shall have approved consummation of the transactions contemplated hereby in its sole and absolute discretion.

(l)                                     Due Diligence.  Buyer shall have completed its due diligence investigations to its sole and absolute satisfaction.

7.3                                 Further Conditions to the Obligations of Seller.  The obligations of Seller set forth in this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, unless waived by Seller in writing:

(a)                                  Representations and Warranties.  The representations and warranties of Buyer set forth in Article IV shall be true and correct in all material respects as of the date of this Agreement and, except as set forth on schedules to the Buyer’s Certificate (as defined below), as of the Closing Date as though made at and as of the Closing Date, except as otherwise contemplated by this Agreement, and Seller shall have received a certificate dated the Closing Date signed by an authorized officer of Buyer to such effect (“Buyer’s Certificate”).  If the schedules to the Buyer’s Certificate reflect an adverse change or changes from the representations made and schedules delivered as of the execution of this Agreement, Seller shall have no obligation to consummate the transactions contemplated by this Agreement.

(b)                                 Performance of Obligations of Other Party.  Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed by an authorized officer of Buyer to such effect.

(c)                                  Receipt of Assumption Agreement.  Seller shall have received the executed Assumption Agreement in the form attached hereto as Exhibit G.

(d)                                 Receipt of Cash.  Seller shall have received the Cash as set forth in Section 2.3(a).

(e)                                  Opinion of Counsel to Buyer. Seller shall have received an opinion dated as of the Closing Date of counsel to Buyer containing the opinions set forth in Exhibit H attached hereto.

(f)                                    Approval by Board.  The Board of Directors of Seller shall have approved consummation of the transactions contemplated hereby in its sole and absolute discretion.

(g)                                 Noncompetition and Nonsolicitation Agreement.  Buyer and Parent and Summa shall have each entered into a five-year noncompetition and nonsolicitation agreement with respect to the Mining Business with Seller in substantially the form attached hereto as Exhibit I.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1                                 Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)                                  By Mutual Consent.  By the mutual written consent of Buyer and Seller;

(b)                                 By Buyer or Seller.  By either Buyer or Seller:

(i)                                     if the transactions contemplated by this Agreement shall not have been consummated on or before January 31, 2004; provided that the failure of the transactions to be consummated by such date is not caused by any breach of this Agreement by the party seeking such termination;

(ii)                                  if a court of competent jurisdiction or other governmental or regulatory authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; or

(iii)                               if any statute, rule or regulation is enacted, promulgated or deemed applicable to the transactions contemplated by this Agreement by any competent governmental or regulatory authority which makes the consummation of the transactions illegal.

(c)                                  By Buyer.  By Buyer, if a material default under or a material breach of this Agreement by Seller shall have occurred and be continuing ten (10) days after receipt of written notice thereof from Buyer; provided that a Closing condition would not otherwise be satisfied.

(d)                                 By Seller.  By Seller, if a material default under or a material breach of this Agreement by Buyer shall have occurred and be continuing ten (10) days after receipt of written notice thereof from Seller; provided that a Closing condition would not otherwise be satisfied.

Any action taken to terminate this Agreement pursuant to this Section 8.1 shall become effective when written notice of such termination is delivered by the terminating party to the other party in accordance with the provisions of Section 10.1 below.

8.2                                 Effect of Termination.  In the event of termination of this Agreement by any party in accordance with Section 8.1 above, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto or its respective affiliates, officers, directors or employees, except that (a) Section 6.1 relating to the obligations to keep confidential certain information and data, (b) Section 10.3 relating to certain expenses, (c) Section 10.10 relating to arbitration of disputes, (d) Sections 3.24 and 4.4 relating to finder’s fees and broker’s fees, (e) Section 10.9 relating to jurisdiction and forum selection, and (f) this Article VIII shall survive any termination. Nothing set forth herein shall relieve a party hereto from liability for its willful breach of this Agreement.  Without limitation, if all of the conditions to a party’s obligations set forth in Article VII have been satisfied or waived by January 31, 2004, the failure of such party to perform its obligations on or before such date shall be deemed to be a willful breach of this Agreement by such party.

8.3                                 Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4                                 Extension; Waiver.  At any time prior to or on the Closing Date, to the extent legally allowed, any party hereto (a) may extend the time for the performance of any of the obligations owed to such party by the other parties hereto, (b) may waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, or (c) may waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in a written instrument signed on behalf of such party and shall be effective only to the extent set forth in such instrument.  No extension or waiver of any single condition, covenant, agreement, representation, warranty, breach, default or other matter hereunder shall be deemed an extension or waiver of such or any other condition, covenant, agreement, representation, warranty, breach, default or other matter theretofore or thereafter occurring.  The rights, remedies, powers and privileges provided in this Agreement are exclusive of any other rights, remedies, powers and privileges provided by law.  The failure of any party to insist upon a strict performance of any of the terms or provisions of this Agreement, or to exercise any option, right or remedy herein contained, shall not be construed as a waiver or as a relinquishment for the future of such term, provision, option, right or remedy, but the same shall continue and remain in full force and effect.

ARTICLE IX

INDEMNIFICATION

9.1                                 Indemnification.

(a)                                  Indemnification by Seller.  Seller agrees to indemnify and hold harmless Buyer, its affiliates (including without limitation Summa, Parent and sister corporations), and their respective directors, officers, employees, agents and assigns from and against any and all “Losses” (as defined below) incurred by, imposed on, borne by or asserted against any of such indemnified parties in any way relating to, arising out of or resulting from (i) any inaccuracy in or the breach or nonperformance of any of the representations, warranties, covenants or agreements made by Seller in this Agreement or in any agreement delivered in connection herewith or pursuant hereto (each, a “Related Agreement”), and/or (ii) the failure by Seller to discharge or perform any Retained Obligations (including, without limitation, warranty claims arising from sales made by Seller prior to Closing).

(b)                                 Indemnification by Buyer.  Buyer shall indemnify and hold harmless Seller and its respective affiliates (including without limitation, their directors, officers, employees, agents and assigns) from and against any and all “Losses” (as defined below) incurred by, imposed on, borne by or asserted against any of such indemnified parties in any way relating to, arising out of or resulting from (i) any inaccuracy in or the breach or nonperformance of any of the representations, warranties, covenants or agreements made by Buyer in this Agreement or in any Related Agreement, and/or (ii) the failure by Buyer to discharge or perform any Assumed Obligation.

(c)                                  Definition of Losses.  For purposes of this Agreement, “Losses” shall mean any and all liabilities, obligations, losses, damages, claims, deficiencies, penalties, taxes, levies, actions, judgments, settlements, suits, costs, legal fees, accountants’ fees, experts’ fees, disbursements and expenses but shall exclude consequential damages, such as damages to customer relationships, and excluding individual losses of less than $10,000, or aggregate losses of less than $50,000.

9.2                                 Third Party Claims, Notice and Opportunity to Settle.

(a)                                  Within twenty (20) days after the receipt by the party entitled to indemnity hereunder (the “Indemnified Party”) of any claim or demand (including but not limited to, notice of any action, suit or proceeding) by any third party against an Indemnified Party which gives rise to a right to indemnification for a Loss hereunder (a “Third Party Claim”), the Indemnified Party shall give each party who may be obligated to provide indemnity hereunder (the “Indemnifying Party”) written notice of such claim or demand; provided, however, that the failure to give such notice shall not relieve the Indemnifying Party of its obligations hereunder.

(b)                                 The Indemnifying Party shall (without prejudice to the right of any Indemnified Party to participate at its own expense through counsel of its own choosing) defend against such claim or demand at its sole expense and through counsel of its own choosing (the choice of such counsel to be subject to the consent of the Indemnified Parties, which consent shall not be unreasonably withheld) and shall give written notice confirming its assumption of the defense within twenty (20) days of the receipt of the notice referred to in Section 9.2(a) above.  If the Indemnifying Party fails to assume the defense of such claim or demand, the Indemnified Parties shall have the right to assume control of such defense at the sole expense of the Indemnifying Party.  The Indemnified Parties shall fully cooperate in the defense of such claim or demand, at the Indemnifying Party’s expense, and shall, among other things, make available to the Indemnifying Party or its counsel pertinent information and personnel under their control relating thereto.  The Indemnifying Party agrees to cooperate with the Indemnified Parties in order to enable their counsel to participate in the defense and to deliver to the Indemnified Parties copies of all pleadings and other information within the Indemnifying Party’s knowledge or possession reasonably requested by the Indemnified Parties that is relevant to the defense of any such claim or demand.

(c)                                  The Indemnifying Party shall not consent to the entry of a judgment or enter into any settlement with respect to a Third Party Claim without the prior written consent of the Indemnified Parties (not to be unreasonably withheld), unless the judgment or proposed settlement involves only the payment of money damages and does not impose any injunction or other equitable relief upon any Indemnified Party or its assets.

9.3                                 Non-Third Party Claims.  In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim, and the basis of the Indemnified Party’s request for indemnification under this Agreement, and such further information as may be reasonably requested by the Indemnifying Party.  If the Indemnifying Party does not notify the Indemnified Party within ten (10) days from the Indemnifying Party’s receipt of the Indemnity Notice that the Indemnifying Party either disputes such claim and the reasons therefor, or reasonably needs further information, the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed admitted in full and a liability of the Indemnifying Party hereunder.  If the Indemnifying Party requests further information and then does not dispute such claim and set forth the reasons therefor within ten (10) days after receipt of such information, then the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed admitted in full and a liability of the Indemnifying Party hereunder. The Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve any such claim for indemnification within thirty (30) days of receipt of the Indemnity Notice (the “Negotiation Period”). If such claim is not settled within the Negotiation Period, the dispute shall then be resolved through binding arbitration in accordance with the applicable provisions of Article X.

9.4                                 Payments.  Payments of all amounts owed by an Indemnifying Party pursuant to this Article IX relating to a Third Party Claim shall be made within ten (10) days after the latest of (i) the settlement of such Third Party Claim, (ii) the final adjudication of such Third Party Claim or (iii) the final adjudication of the Indemnifying Party’s liability to the Indemnified Party under this Agreement.  Payments of all amounts owed by an Indemnifying Party pursuant to Section 9.3 shall be made within ten (10) days after the later of (i) the expiration of the 20-day Indemnity Notice period, or, if applicable, the 10-day extension thereof for further information, or (ii) the agreement or final adjudication of the Indemnifying Party’s liability to the Indemnified Party.

9.5                                 Survival of Representations and Warranties.  The representations and warranties and covenants of each of the parties to this Agreement shall survive the execution of this Agreement and the consummation of the purchase and sale herein described for the following time periods: (a) twenty-four months for claims made under Sections 3.3 (consents; no violation); 3.4 (financials); 3.5 (absence of certain changes); 3.8 (Facility); Sections 3.10 (accounts receivable); 3.11 (inventory); 3.12 (contracts); 3.13 (employees); 3.20 (customers); 3.21 (warranties), and 3.24 (third party benefits), (b) the longer of thirty-six months or applicable statute of limitations period for claims made under Sections 3.9 (intellectual property); 3.15 (permits); 3.17 (litigation); 3.18 (compliance with law); and 3.22 (insurance), (c) the longer of forty-eight months or applicable statute of limitations period for claims made under Sections 3.1 (organization), 3.2 (authority), 3.7 (title to assets), 3.14 (ERISA); and 3.23 (brokers’ fees); and (d) the longer of perpetually or applicable statute of limitations period for 3.16 (taxes); 3.19 (environmental), covenants, and for claims based on fraud; provided that, a representation or warranty related to any claim asserted pursuant to Article IX within the applicable time period set forth in this Section shall survive as to such claim until resolved.

9.6                                 Adjustment to Purchase Price; Insurance.  Any indemnification received under this Article IX shall be, to the extent permitted by law, an adjustment to the Purchase Price. The amount of any and all damages for which indemnification is provided pursuant to this Article IX shall be net of any amounts actually received by the Indemnified Party under insurance policies with respect to such damages.  In the event that any claim for indemnification asserted under this Article IX is, or is likely to be, the subject of the Indemnified Party’s insurance coverages, the Indemnified Party agrees to notify the insurance carrier of any such claim.  The Indemnified Party agrees to pursue and cooperate, at the sole cost of the Indemnifying Party, such claims diligently and to reasonably cooperate, at the sole cost of the Indemnifying Party, with any claim the Indemnifying Party may have against any insurance carrier.

9.7                                 Sole and Exclusive Remedy.  After the Closing, the rights set forth in this Article IX shall be each party’s sole and exclusive remedy against the other parties hereto for any claim or dispute relating to the subject matter of this Agreement.

ARTICLE X

GENERAL PROVISIONS

10.1                           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon personal delivery, facsimile transmission (with written or facsimile confirmation of receipt), or on the first day following delivery by a reputable overnight commercial delivery service (delivery, postage or freight charges prepaid), or on the third day following deposit in the United States mail (if sent by registered or certified mail, return receipt requested, delivery, postage or freight charges prepaid), addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer:	With copy to:

Central Valley Manufacturing, Inc.	Summa Industries
c/o Summa Industries	One Park Plaza, Sixth Floor
21250 Hawthorne Blvd., Suite 500	Irvine, CA 92614
Torrance, CA 90503	Fax: (949) 852-7316
Fax: (310) 792-7079	Attn: Trygve M. Thoresen
Attn: James R. Swartwout

If to Seller:	With copy to:

R.M. Wade & Co.	Andrew Kerr, Esq.
P.O. Box 23666	Brownstein Rask Sweeney Kerr LLP
Portland, Oregon 97281	1200 Southwest Main St.
Fax: (503) 692-5358	Portland, Oregon 97205
Attn: Edward H. Newbegin	Fax: (503) 221-1074

10.2                           Interpretation.  When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  This Agreement was drafted by all the parties hereto and shall not be interpreted against any party as the drafter.

10.3                           Expenses.  Whether or not the transactions contemplated hereby are consummated, and except as otherwise specifically provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.

10.4                           Integration.  This Agreement and the Exhibits, Schedules, documents, instruments and other agreements among the parties hereto that are referred to herein constitute the entire agreement among the parties with respect to the subject matter set forth herein or therein and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof or thereof, including, without limitation, any term sheets or letters of intent.

10.5                           Assignment.  No party hereto shall assign or transfer or permit the assignment or transfer of this Agreement without the prior written consent of the other parties; provided, however, that Buyer may assign any of its rights and obligations hereunder to any entity that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with Buyer.

10.6                           Severability.  Any portion or provision of the Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining portions or provisions hereof in such jurisdiction or, to the extent permitted by law, rendering that or any other portion or provision of the Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.7                           Governing Law.  This Agreement and the rights and obligations of the parties hereunder shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of California, without regard to its rules of conflicts of law.

10.8                           Attorneys’ Fees.  If any party to this Agreement shall bring any arbitration, action, suit, counterclaim or appeal for any relief against any other party, declaratory or otherwise, to enforce the terms hereof or to declare rights hereunder (collectively, an “Action”), the prevailing party shall be entitled to recover as part of any such Action its reasonable attorneys’ fees and costs, including any fees and costs incurred in bringing and prosecuting such Action and/or enforcing any order, judgment, ruling or award granted as part of such Action.  “Prevailing party” within the meaning of this section includes, without limitation, a party who agrees to dismiss an Action upon the other party’s payment of all or a portion of the sums allegedly due or performance of the covenants allegedly breached, or who obtains substantially the relief sought by it.

10.9                           Consent to Jurisdiction; Forum Selection.  The parties agree that all arbitrations, actions or proceedings arising in connection with this shall be tried and/or heard exclusively in the  County of Los Angeles, State of California.  The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of arbitration or litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than those specified in this section.  Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this section, and stipulates that the County of Los Angeles, State of California shall have in personam jurisdiction and venue over each of them for the purpose of arbitrating or litigating any dispute, controversy or proceeding arising out of or related to this Agreement.  Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Agreement, or in the manner set forth in Section 10.1 of this Agreement for the giving of notice.  Any final judgment rendered against a party in any action or proceeding shall be conclusive as to the subject of such final judgment and may be enforced in other jurisdictions in any manner provided by law.

10.10                     Dispute Resolution.

(a)                                  Negotiation.  The parties will attempt in good faith to resolve any claim or controversy arising out of or relating to the execution, interpretation and performance of this Agreement (including the validity, scope and enforceability of this mediation and arbitration provision) promptly by negotiations between the parties.

(b)                                 Mediation.  If any claim or controversy is not fully resolved through negotiation within thirty (30) days after a party first notifies the other party of a claim or controversy, the parties will attempt in good faith to resolve the controversy or claim in accordance with the Center for Public Resources (“CPR”) Model Procedure for Mediation of Business Disputes.  Any such mediation shall be held in the County of Los Angeles, State of California unless the parties otherwise agree to another location.

(c)                                  Arbitration.

(i)                                     Any controversy or claim arising out of or relating to the execution, interpretation and performance of this Agreement that is not fully resolved pursuant to Sections 10.10(a) or 10.10(b) within thirty (30) days after a party first notifies the other party of a claim or controversy, and any dispute arising under Section 9.3 and not resolved thereunder, shall be solely and finally settled by arbitration in accordance with the CPR Non-Administered Arbitration Rules as then in effect (“CPR Rules”).  The arbitration shall be conducted by one independent and impartial arbitrator, appointed by CPR (the “Arbitrator”).  The arbitration shall be governed by the provisions of the Arbitration Act, 9 U.S.C. § 1, et seq., and judgment upon the award rendered by the Arbitrator may be entered by any court having jurisdiction thereof.

The arbitration proceedings shall be held in County of Los Angeles, State of California unless the parties otherwise agree to another location.

(ii)                                  To the extent permissible under applicable law, the parties agree that the award of the Arbitrator shall be final and shall be subject only to the judicial review permitted by the Arbitration Act.  It is the intent of the parties that the arbitration provisions hereof be enforced to the fullest extent permitted by applicable law.

10.11                     No Third-Party Beneficiaries.  Except as provided in Article IX as to Indemnified Parties, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

10.12                     Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

10.13                     Facsimile Signatures.  Signatures to this Agreement received by a party via facsimile shall be deemed to be original signatures for all purposes.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER:		SELLER:

CENTRAL VALLEY MANUFACTURING, INC., a California corporation		R.M. WADE & CO., an Oregon corporation

By:	/s/ Trygve M. Thoresen	By:	/s/ Edward H. Newbegin
	Trygve M. Thoresen, President	Edward H. Newbegin, President

SCHEDULES

1.1                                 Transferred Assets

1.1(e)                   Buyer Prepaid Assets

1.1(g)                  Assumed Contracts

1.2(a)                   Mining Business Assets

1.2(d)                  Seller Prepaid Assets

1.2(e)                   Leasehold Improvements, Fixtures and Real Estate

1.2(g)                  Computer hardware and software

1.3                                 Customer Assets

2.2                                 Allocation of Purchase Price

3.3                                 Consents and Approvals; No Violation

3.4                                 Financial Statements

3.5                                 Absence of Certain Changes

3.7                                 Leased and Licensed Transferred Assets

3.8                                 Facility

3.9                                 Intellectual Property

3.10                           Accounts Receivable

3.11                           Inventory

3.12                           Contracts

3.13                           Employment and Labor Matters

3.16                           Taxes

3.17                           Litigation

3.19                           Environmental Matters

3.21                           Warranties; Product Returns

3.22                           Insurance

EXHIBITS

A.                                   Form of Lease

B.                                     Form of Mining Manufacturing Agreement

C.                                     Form of License for Max Emitter

D.                                    Form of General Instrument of Conveyance, Transfer and Assignment

E.                                      Form of Opinion of Counsel to Seller

F.                                      Form of Noncompetition and Nonsolicitation Agreement – Seller

G.                                     Form of Assumption Agreement

H.                                    Form of Opinion of Counsel to Buyer

I.                                         Form of Noncompetition and Nonsolicitation Agreement – Buyer

The foregoing Schedules and Exhibits to this Agreement have been omitted from this filing, and the issuer agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.